April 2, 2024

VIA E-MAIL

Bo Howell
FinTech Law, LLC
6224 Turpin Hills Drive
Cincinnati, OH 45244

       Re:     New Age Alpha Funds Trust (the    Trust   )
               File Nos. 333-277581; 811-23945

Dear Mr. Howell,

        On March 1, 2024, you filed the above-referenced registration statement on Form N-1A on behalf of the Trust with respect to the New Age Alpha Large Core Fund (the
Fund   ). We have
reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. In addition, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the registration statement effective. We will have accounting comments and may have additional other comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

3. Please provide the name of the Fund's independent registered public accounting firm in correspondence.

4. Please inform the staff if a party other than the Fund   s sponsor or an
affiliate is providing the Fund
   with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

PROSPECTUS

Fees and Expenses, page 1
 Mr. Bo Howell
April 2, 2024
Page 2


5. Please add a footnote to the fee table stating that expenses are based on estimates for the current fiscal year.

6. The Fund's description of principal investment strategies discloses that among its principal investments will be investment companies, including mutual funds, closed end fund and ETFs that provide exposure to large capitalization companies. Please add a line item to the fee table to reflect
   acquired fund fees and expenses (   AFFE   ), or in correspondence, confirm
that the Fund does not
   anticipate AFFE in its first year of operations to be greater than 0.01%. If the Fund does not anticipate AFFE greater than 0.01%, consider whether inclusion of investments in other investment companies as among the component of the Fund's principal investment strategies is appropriate or accurate.

7. The fee table notes that a deferred sales charge will    normally    be
imposed on purchases of $1
   million or more Class A shares purchased without an initial sales charge that are redeemed within 12 months of purchase; on page 14 this charge is described as a contingent deferred sales charge that
      may    be imposed. Please clarify in the disclosure and cross reference, as appropriate, to details
   elsewhere in the Prospectus regarding the circumstances under which this deferred charge may or may not be imposed.

Principal Investment Strategies, page 2

8. The staff notes that Item 9 of the Prospectus should provide more details than Item 4 and should not be a verbatim retelling of Item 4 (See IM Guidance Update No. 2014-08 (June
2014)). With that in
   mind, and with regard to the comments below relating to disclosure of the
Fund   s    Principal
   Investment Strategies    in Item 4 of the Prospectus, please consider adding
the below requested
   additional details or explanations to the descriptions of the Fund   s
principal investment strategies to
   Item 9 of the Prospectus (i.e., the    Additional Information Regarding the
Fund   s Investment
   Objectives, Principal Investment Strategies and Related Risks    section):

    a. Please clarify the Fund   s intended focus on investments in    core
large capitalization securities
       by explaining in the disclosure what the Adviser considers to constitute the characteristics of
          value    investing and    growth    investing, and how those two
investment styles differ.

    b. The disclosure suggests that the Fund will consider a security to be a large capitalization security if issued by a company with a market capitalization within the range of the companies within the
       S&P 500 Index. With regard to defining the Fund   s targeted market
capitalization based on this
       Index:

            i. Please clarify what derivatives purchased by the Fund are intended to provide exposure to
               (as it appears that a word or phrase is missing immediately prior to the parenthetical in the 3rd bullet point of the first paragraph);

           ii. Also clarify in the disclosure whether the Fund   s investments
in derivatives based on
               indices other than the S&P 500 Index (see 4th bullet point of the first paragraph) will
 Mr. Bo Howell
April 2, 2024
Page 3

                provide exposure to different large capitalization ranges than that represented by the S&P
                500 Index;

          iii. Identify or provide examples of the large-capitalization growth and large-capitalization value indices that the Adviser may deem appropriate for the Fund to gain exposure to via derivative instruments; and

           iv. Please explain supplementally why the Fund considers a company with market
               capitalization at the bottom end of the Index   s range to be a
large capitalization company,
               and in your response, address whether such categorization is consistent with common industry usage, classification used by mutual fund rating organizations and definitions in recognized industry publications. See FAQs about Rule 35d-1 (Investment Company
               Names), Question 6 (Dec. 4, 2001).

    c. The disclosure refers to three    sleeves    of the portfolio
actively managed equity   ,    passively
       managed equity    and    actively managed fixed income   . Please
further clarify in the disclosure
       which components of the earlier-described primary investments of the Fund are deemed to be within each sleeve, the anticipated contributions of each sleeve to overall Fund performance, and the expected or estimated amounts of portfolio assets allocated to each sleeve.

    d. Please provide further explanation and examples of the Adviser   s
qualitative and quantitative
       securities selection processes, its credit research and other techniques it considers proprietary (in addition to ERF) which it expects in combination to contribute to the
Fund   s goal of exceeding
       the total return of the Index, and also provide a general description of the Adviser's initial investment process and ongoing diligence and monitoring of the Fund's investment portfolio.

    e. With respect to the description of the Adviser   s proprietary ERF
methodology, please explain the
       meaning and relevance of    actuarial risk principals    to the
methodology and describe in more
       detail what constitutes an    actuarial based approach    to the
methodology.

    f. Define the term    alpha    and explain how securities in the intended
portfolio will be expected to
       yield alpha in a manner uncorrelated to the Index.

Principal Risks, pages 2-5

9. Please consider whether the following risk factors may be applicable to the Fund and should be added to the disclosures of principal risks: (i) new fund risk; (ii) foreign currency risk; (iii)
   geopolitical risks; and/or (iii) value style and growth style investment risks.

Other Investment Strategies and Related Risks     Portfolio Holdings and
Disclosure Policy, page
12

10. Also state, if applicable, that a description of the Fund   s policies and
procedures concerning
    disclosure of portfolio securities will also be available on the Fund   s
website.
 Mr. Bo Howell
April 2, 2024
Page 4

Fund Management, page 12

11. Please include a brief description of the Adviser   s experience as an
investment adviser as required
    by Item 10(a)(1) of Form N-1A.

How the Fund Values Its Shares, pages 13-14

12. Please clarify in the final paragraph of this section that an order to purchase or redeem shares will be
    priced at the NAV    next    calculated after the Fund   s receipt of an
order in proper form.

How to Redeem Shares, pages 18-20

13. The disclosure under the sub-heading    Minimum Account Balance    on page
19 states that the Fund
    may involuntarily redeem shares if an account balance falls below a certain
amount     the    Minimum
    Account Balance   . However, the descriptions of share classes beginning
page 14, in the    How to
    Choose a Share Class    section, indicate that there is no Minimum Account
Balance required for
    three of the four share classes being offered (i.e., only Institutional Class shares are subject to a minimum balance). Please clarify the disclosure in this regard, and also clarify the number of
    calendar days    notice a shareholder will be provided of an account
closure. In correspondence,
    please confirm that the Board will approve any Minimum Account Balance requirement and that the
    Fund   s governing documents permit such forced redemptions.

Sales Charges, page 20

14. In addition to a description of sales charges, Item 12 of Form N-1A also requires that the Prospectus
    include a description of a Fund   s distribution plan adopted under Rule
12b-1 (see Item 12(b) of Form
    N-1A). The staff notes that a description of the Fund   s Distribution Plan
is included in the Statement
    of Additional Information. Please also include in the Prospectus the disclosure regarding the Plan as required by Item 12(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, page 14

15. Please revise the Fund   s fundamental policy with regard to concentration
to also describe how the
    Fund will address investments in derivatives when determining compliance with its concentration policy.

Management of the Trust, pages 17-18

16. The disclosure in the sub-section entitled    Leadership Structure and
Qualifications of Trustees
    initially states (consistent with the chart above it) that there will be four Trustees, including three
 Mr. Bo Howell
April 2, 2024
Page 5

      Independent Trustees. However, the final paragraph of this sub-section states that all Trustees will be Independent Trustees. Please clarify or revise, as necessary.

Portfolio Holdings Disclosure Policy, page 29

17. With respect to the table summarizing the service providers that may receive non-public portfolio information, please clarify in the disclosure what is meant by the items
denoted as    Contractual
    and/or    Ethical    in regard to restrictions on use, and explain the
differences and why certain service
    providers may be subject to one or both such restrictions.

Part C

18. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

19. Regarding Item 35     Undertakings, please revise or explain in
correspondence why the undertaking
    is not necessary for this initial registration statement.

                                                    *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
Should you have any questions prior to filing a pre-effective amendment, please contact me at (213)
400-5829 or mathewsda@sec.gov, or Tony Burak, Staff Accountant, at (202)
551-6750.

                                                       Sincerely,

                                                       /s/ David P. Mathews

                                                       David P. Mathews
                                                       Attorney-Adviser

cc:      Christian Sandoe, Assistant Director
         Jay Williamson, Branch Chief
         Tony Burak, Staff Accountant